

Mail Stop 3628

January 27, 2006

<u>Via U.S. Mail and facsimile to (212) 403-2331</u>
Jean-Michel Etienne
Publicis Groupe S.A.
133, avenue des Champs-Elysées
75008 Paris, FRANCE

> **Re:** **Publicis Groupe S.A.**
> **Schedule 13E-3/TO**
> **Filed January 17, 2006**
> **File No. 05-78159**

Dear Mr. Etienne:

      We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

<u>Schedule TO/13E-3</u>

<u>Item 10. Financial Statements</u>

1. Please advise of the basis for your belief that the pro forma financial information is not applicable or revise to disclose this information. <u>See</u> Item 1010(b) of Regulation M-A. Your response should also address Item 13 of Schedule 13E-3.

<u>Item 13. Information Required by Schedule 13E-3, page 6</u>

2. Please revise to specifically disclose or incorporate by reference into the Schedule 13E-3/TO the information required by Item 1010(a) and (b) of Regulation M-A, including a reconciliation to U.S. GAAP. <u>See</u> Item 13 of Schedule 13E-3.

Offer to Purchase

Important, page i

3. You disclose that this document shall not create any implication that the information contained or incorporated by reference is correct as of any time after the date of this document or that there has been no change in the information. This disclosure appears to be inconsistent with your obligation under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. While we note your reference to the requirements of Rules 13e-4(d)(2) and 14e-1 to disseminate material changes, please confirm your obligation to amend the Schedule to disclose material changes.

Summary, page 1

General

4. It appears that your "Summary Term Sheet" predominantly addresses the tender offer. Please revise this section to provide balanced disclosure to equally provide the most material terms of the 13E-3 transaction, as well as the most material terms of the tender offer. For example, your "Summary Term Sheet" should provide a statement as to each filing person's belief as it relates to the fairness of the transaction. See Item 1 of Schedule 13E-3.

What are the expected effects of this offer on the market for the Warrants?, page 5

5. You disclose that any warrants that remain outstanding following the completion of this offer will continue to be listed on Euronext Paris. You also make a similar statement in this section under the subheading "If I decide not to tender, how will this offer affect my warrants?" Please revise to clarify whether Publicis will continue to list its warrants on Euronext Paris regardless of the number of Warrants tendered. Also, explain whether Euronext Paris has listing requirements that would require Publicis to continue to have a certain number of Warrants outstanding.

If I decide not to tender, how will this offer affect my Warrants?, page 5

 6. Please revise to disclose a materially complete description of the possible effects on warrant holders after the offer. For example, will the offer impact liquidity or trading volume?

Special Factors, page 8

1. Background of this Offer, page 7

7. In an appropriate place in this discussion, expand the background of the transaction to describe all discussions, meetings, negotiations, and contacts among your supervisory board, management and/or third parties. In doing so, please identify the participants of each

discussion, meeting, or contact, the date of each discussion or meeting, and the individuals and/or entities that initiated the contact. For additional guidance, refer to the following:

- Please identify the person or persons who first raised the issue of simplifying your balance sheet and capital structure and repurchasing Warrants through a tender offer. Also, provide a more definite time frame for this action and explain what prompted the contemplation of this action. In this regard, address why the Publicis first initiated discussions about its plan in September 2002.

- Please discuss in greater detail any deliberations that occurred between the time when the issue of simplifying your balance sheet and capital structure and for reducing dilution was first raised in September 2002 and December 2004. Why was there a delay in moving forward with a simplification of your balance sheet and capital structure? What events occurred prior to December 2004 that prompted you to revisit this idea? Also, provide similar disclosure for the time frame between December 2004 and October 2005. Why are you engaging in this transaction at this time? See Item 1013(c) of Regulation M-A. It appears from your disclosure that the reasons for going private have existed for several years.

- What "alternatives" did you consider for simplifying your balance sheet capital structure and for reducing dilution other than a tender offer for your Warrants? Why were the other alternatives not chosen? If no other alternatives were considered, state why not. See Item 1013(b) of Regulation M-A.

- Please discuss any other prices that were considered before determining the final offer price. Describe the deliberative process, including how the board derived the per Warrant price. Also, did the board choose the price per share exclusive of financial appraisals? Please refer to Item 1015(b)(5) of Regulation M-A.

8. We note that Morgan Stanley discussed with your directors various price models and methodologies and certain financial analysis regarding the proposed offer price for the Warrants. Please clarify whether Morgan Stanley provided a fairness opinion. Also, we remind you that each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please revise to summarize all presentations or reports, both oral and written, provided by Morgan Stanley and Ricol, Lasteyrie & Associés and file any written materials as exhibits pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A, or please advise us why the reports are not material to the Rule 13e-3 transaction.

9. You disclose that six members of your supervisory board were not present when it unanimously approved and adopted the terms of this offer. Please revise to disclose the total number of members on your supervisory board. Also, disclose why all six members did not

participate in the approval and adoption process. In this regard, other than the two members that are affiliates of Dentsu, it is unclear why the other four members did not participate.

2. Purposes and Reasons for This Offer, page 8

10. Please revise the disclaimer in the last sentence of this section and any similar disclosure throughout your Offer to Purchase.

3. Fairness of This Offer, page 9

11. You disclose that "this offer is fair to all holders of Warrants, including unaffiliated holders." Please revise your disclosure and similar disclosure throughout the document to clarify that the board found that the transaction was fair to your unaffiliated security holders individually, rather than to all of your security holders, collectively. For example, the current disclosure suggests that the board reached one fairness determination that includes unaffiliated security holders, rather than to each group on an individual basis.

12. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed by each filing person. We note that it does not appear that you have addressed whether the consideration offered to unaffiliated security holders constitutes fair value in relation to going concern value. See Instruction 2(iv) to Item 1014. If the board did not consider this factor, state that and explain why this factor was not deemed material or relevant. Also, to the extent applicable, include a discussion as to why the transaction is fair despite the fact that it does not appear that the consideration was derived from or compared to the factor set forth in Instruction 2(iv) to Item 1014. See Question and Answer No. 20 of Exchange Act Release No. 34-17719. Alternatively, if your board relied on the analysis of another, it must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis in order to fulfill its disclosure obligation. If you intend to adopt the analysis of your financial advisor, please specifically disclose and explain the basis for your decision in light of the fact that it does not appear that Ricol, Lasteyrie & Associés opined on the *fairness* of this transaction to your *unaffiliated Warrant holders*. Rather, in this regard, we note that Ricol, Lasteyrie & Associés' opinion was limited to a determination that the transaction "is consistent with the interests of Publicis' ordinary shareholders and provides the Warrant holders with liquidity under reasonable conditions."

13. Your analysis of the fairness of the transaction to unaffiliated shareholders should also address the procedural fairness of the transaction. Please disclose whether you considered the safeguards in Item 1014(c), (d), and (e) in determining whether the transaction is procedurally fair to unaffiliated shareholders. To the extent that any of these safeguards are not present, please provide the basis for making your fairness determination despite the absence of the above referenced safeguards. Please refer to Question and Answer No. 21 in Exchange Act Release 17719.

14. We refer you to the list of factors that your board took into account in reaching its determination that this offer is fair to all holders of Warrants, including unaffiliated holders. Please expand your disclosure to provide a materially complete discussion of each material factor forming the basis for the board's fairness determination.   For example, but without limitation, explain why Dentsu's irrevocable agreement to tender all of its Warrants into this offer at the offer price support your board's conclusion as to fairness. Similarly, how does "[t]he fact that this offer is structured as a tender offer for all the Warrants and that the price offered per Warrant in cash" support the board's fairness determination?

15. See the immediately preceding comment. Please revise to further discuss the statement that "the price of €9 offers a reasonable premium over the average trading price of Warrants since they started trading on April 1, 2005." In this regard, disclose the average trading price of the Warrants and explain how the average trading price was derived. Also, revise to disclose the price at which the Warrants are trading as of the most recent practicable date. If the trading price is higher than the €9 offer price, please disclose why the board continues to believe that the consideration is fair.

16. Did the board consider any negative factors in assessing the fairness of the transaction to the unaffiliated stockholders?

4. Financial Analysis of this Offer, page 11

17. We refer you to the disclosure regarding the role of Morgan Stanley. Please expand your disclosure to explain the role of Morgan Stanley as it relates to board's determination of the consideration of the Warrants and the fairness of the transaction to your unaffiliated security holders, in view of the fact that it does not appear that Morgan Stanley issued a fairness opinion to the board. Also, please elaborate on your disclosure that certain Morgan Stanley affiliates continue to provide related investment banking and advisory services to use and financial services to holders of Warrants.

18. Please confirm that you have disclosed all projections and underlying assumptions of the company that were supplied to Ricol, Lasteyrie & Associés that it used to formulate its opinion, including the specific assumptions outlined in Ricol, Lasteyrie & Associés' fairness opinion and report. Please note that any non-public information used by Ricol, Lasteyrie & Associés in formulating its data should be summarized in the filing. If such information was used, please indicate whether the board reviewed, for accuracy and completeness, this financial information and whether and how the board determined that the financial advisor's reliance upon those materials was reasonable. Similarly, to the extent that Morgan Stanley issued a fairness opinion regarding this transaction, please revise to disclose any projection and underlying assumptions utilized to formulate its opinion.

6. Effects of This Offer, page 22

19. Please expand this section to specifically disclose the positive and negative effects of this transaction on your affiliated and unaffiliated security holders, including those that tender and those that will remain security holders following the Offer. See Item 1013(d) of Regulation M-A.

8. Income Tax Consequences, page 24

20. Please eliminate the disclaimer at the bottom of page 25 that the discussion is included "for general information only." We believe this statement may suggest that your security holders may not rely on the description of material tax consequences included in the offering document.

This offer, page 26

7. Source and Amount of Funds, page 30

21. We note that you disclose that you will use "short-term borrowing" to pay for a portion of the Warrants you purchase in this offer. Please revise to elaborate on your plan to use "short-term borrowing," including the information required by Item 1007(d) of Regulation M-A. Also, revise to disclose the consequences if you are unable to use "short-term borrowing" to pay for a portion of the Warrants you purchase in this offer.

Closing

        As appropriate, please amend your filing. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

·   the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203.

Very truly yours,

Jeffrey B. Werbitt
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Elliott V. Stein
         Wachtell, Lipton, Rosen & Katz
         51 West 52nd Street
         New York, New York 10019